                       SECURITIES AND EXCHANGE COMMISSION
                            WASHINGTON, D.C.  20549


                                   FORM 11-K



[X]   ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES
      EXCHANGE ACT OF 1934

      For the fiscal year ended   December 31, 1994
                                ---------------------------------------

[_] TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

      For the transition period from _____________ to _______________


Commission File Number      1-9684
                       ---------------------------------



                   CHART HOUSE ENTERPRISES, INC. 401(k) PLAN
- --------------------------------------------------------------------------------
                              (Full title of plan)



                         CHART HOUSE ENTERPRISES, INC.
- --------------------------------------------------------------------------------
            (Name of issuer of securities held pursuant to the plan)



          115 South Acacia Avenue, Solana Beach, California 92075-1803
- --------------------------------------------------------------------------------
        (Address of principal executive offices of issuer of securities)

                                   SIGNATURES
                                   ----------



          Pursuant to the requirements of the Securities Exchange Act of 1934, the Plan Administrator has duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.



                                        CHART HOUSE ENTERPRISES, INC.

                                        By:  The 401(k) Plan Committee


Date:  June 16, 1995                    /s/ ROBERT W. WIEAND
                                        -------------------------------------
                                        Robert W. Wieand
                                        Chairman

                                        /s/ JOHN L. ANDERSON
                                        -------------------------------------
                                        John L. Anderson
                                        Member

                                        /s/ CANDACE R. FORSYTHE
                                        -------------------------------------
                                        Candace R. Forsythe
                                        Member

                                        /s/ TIMOTHY A. HALVERSON
                                        -------------------------------------
                                        Timothy A. Halverson
                                        Member

                                        /s/ KEITH L. HINDENLANG
                                        -------------------------------------
                                        Keith L. Hindenlang
                                        Member

                                        /s/ DAVID S. MCCOART
                                        -------------------------------------
                                        David S. McCoart
                                        Member

                   CHART HOUSE ENTERPRISES, INC. 401(k) PLAN

                    FINANCIAL STATEMENTS AND SCHEDULES AS OF

                           DECEMBER 31, 1994 AND 1993

                         TOGETHER WITH AUDITORS' REPORT

                    REPORT OF INDEPENDENT PUBLIC ACCOUNTANTS
                    ----------------------------------------



To Chart House Enterprises, Inc.:

We have audited the accompanying statements of net assets available for plan benefits of the CHART HOUSE ENTERPRISES, INC. 401(k) PLAN as of December 31, 1994 and 1993, and the related statement of changes in net assets available for plan benefits, with fund information, for the year ended December 31, 1994. These financial statements and the schedules referred to below are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements and schedules based on our audits.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for plan benefits of the Chart House Enterprises, Inc. 401(k) Plan as of December 31, 1994 and 1993, and the changes in net assets available for plan benefits, with fund information, for the year ended December 31, 1994, in conformity with generally accepted accounting principles.

Our audits were made for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedules A and B are presented for the purpose of additional analysis and are not a required part of the basic financial statements but are supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The fund information in the statement of net assets available for benefits and the statement of changes in net assets available for benefits is presented for purposes of additional analysis rather than to present the net assets available for plan benefits and changes in net assets available for plan benefits of each fund. These supplemental schedules, and fund information, have been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, are fairly stated, in all material respects, in relation to the basic financial statements taken as a whole.



                                      ARTHUR ANDERSEN LLP


San Diego, California
June 16, 1995

CHART HOUSE ENTERPRISES, INC. 401(k) PLAN
Statements of Net Assets Available for Plan Benefits
As of December 31, 1994 and 1993

                                            1994          1993
                                         ----------    ----------

Cash                                     $      918    $    4,801
                                         ----------    ----------

Contributions Receivable -
 Company                                          -        43,352
 Participant                                    365        12,485
                                         ----------    ----------

                                                365        55,837
                                         ----------    ----------

Investments, at Market Value:
 Equity Account                           1,145,245     1,022,479
 Balanced Account                         1,029,543       863,768
 Income Account                             572,609       637,444
 Money Market Account                       937,176       865,380
 Company Stock                            2,099,539     2,067,096
                                         ----------    ----------

 Total Investments                        5,784,112     5,456,167
                                         ----------    ----------

 Total Assets                             5,785,395     5,516,805

Less - Excess Contributions Payable        (123,245)      (69,797)
  Non-Allocable Forfeitures                 (15,724)      (19,759)
  Overdeposit of Contribution               (11,359)            -
                                         ----------    ----------

Net Assets Available for Plan Benefits   $5,635,067    $5,427,249
                                         ==========    ==========


        The accompanying notes are an integral part of these statements.

 CHART HOUSE ENTERPRISES, INC. 401(k) PLAN
 Statement of Changes in Net Assets Available
   for Plan Benefits
 For the Year Ended December 31, 1994

                                                                                          MONEY        COMPANY
                                                EQUITY        BALANCED       INCOME       MARKET        STOCK          TOTAL
                                              -----------    ----------     --------    ---------     ----------     ----------
 Net Assets Available for Plan Benefits
  at Beginning of Year                        $1,027,039     $  866,413     $642,980    $ 867,561     $2,023,256     $5,427,249
                                              ----------     ----------     --------    ---------     ----------     ----------

 Contributions -
    Company                                            -              -            -            -        197,384        197,384
    Participant                                  377,536        269,653      145,880      186,441        246,547      1,226,057
                                              ----------     ----------     --------    ---------     ----------     ----------

                                                 377,536        269,653      145,880      186,441        443,931      1,423,441
                                              ----------     ----------     --------    ---------     ----------     ----------

 Dividend Income and Capital Gain
  Distributions                                   13,742         23,352       42,306       24,260          1,243        104,903
 Net Depreciation in Fair Value
  of Investments                                 (68,433)       (21,746)     (82,582)        (560)      (343,653)      (516,974)
                                              ----------     ----------     --------    ---------     ----------     ----------

                                                 (54,691)         1,606      (40,276)      23,700       (342,410)      (412,071)
                                              ----------     ----------     --------    ---------     ----------     ----------

 Net Transfer of Funds                           (63,690)       (20,803)     (96,115)      17,587        163,021              -
                                              ----------     ----------     --------    ---------     ----------     ----------

 Distributions from Termination,
  Withdrawals and Excess Contributions          (140,355)       (87,003)     (79,860)    (158,313)      (330,697)      (796,228)
                                              ----------     ----------     --------    ---------     ----------     ----------

 Non-Allocable Forfeitures                             -              -            -          190          3,845          4,035
                                              ----------     ----------     --------    ---------     ----------     ----------

 Overdeposit of Contribution                           -              -       (1,589)           -         (9,770)       (11,359)
                                              ----------     ----------     --------    ---------     ----------     ----------

    Net Increase (Decrease)                      118,800        163,453      (71,960)      69,605        (72,080)       207,818
                                              ----------     ----------     --------    ---------     ----------     ----------

 Net Assets Available for Plan Benefits
  at End of Year                              $1,145,839     $1,029,866     $571,020    $ 937,166     $1,951,176     $5,635,067
                                              ==========     ==========     ========    =========     ==========     ==========

         The accompanying notes are an integral part of this statement.

                   CHART HOUSE ENTERPRISES, INC. 401(k) PLAN
                   -----------------------------------------

                         NOTES TO FINANCIAL STATEMENTS
                         -----------------------------
                               DECEMBER 31, 1994
                               -----------------


(1)  PLAN DESCRIPTION
     ----------------

Chart House Enterprises, Inc. (the "Company") established the Chart House Enterprises, Inc. 401(k) (formerly "Thrift") Plan (the "Plan") effective January 1, 1986. The Plan is a defined contribution plan and is subject to the provisions of the Employee Retirement Income Security Act of 1974 (ERISA). Participation in the Plan is available to all employees of the Company and its subsidiaries who have completed at least one year and 1,000 hours of service and who have reached the age of 21.

Effective January 1, 1988, the Plan was amended to, among other things, permit participants to make voluntary pre-tax contributions pursuant to Section 401(k) of the Internal Revenue Code and provide that Company matching contributions be invested exclusively in common stock of the Company.

Contributions to the Plan are made by the participants and are matched by the Company. Participants may contribute from 1% to 10% of their gross pay. The Company will make a basic matching contribution of 25% of the first 5% of a participant's contribution, not to exceed $1,250 for the Plan year, and will make a supplemental quarterly matching contribution of an additional 25% of the first 5% of a participant's contribution if the Company meets or exceeds targeted results of operations, as determined by the Board of Directors. Participant contributions are invested by the Plan's trustee in one or more specified funds (see Note 2) as designated by each participant. Company contributions are invested solely in shares of the Company's common stock.

Participants are immediately vested in their own contributions and any investment earnings thereon. Vesting in the Company's matching contributions and any investment earnings thereon (the "Employer Accounts") is based on years of continuous service. A participant vests at the rate of 20% per year and becomes fully vested after five years of continuous service; however, in the event of termination due to retirement, disability or death, participants become fully vested regardless of years of service.

Each participant's account is credited with the participant's contributions and the participant's share of the Company's contributions, together with earnings and losses thereon. Forfeitures of non-vested amounts resulting from participants who had terminated employment are to be used solely to offset future Company matching contributions.

Upon termination of service due to retirement, disability or death, a participant may elect to receive distribution of benefits in either a lump sum or an annuity payment. If the termination of services is for any other reason, distribution of benefits will be made in a lump sum payment.

The Company reserves the right to change or terminate the Plan at any time. In the event of termination of the Plan, the value of each participant's account will become fully vested and non-forfeitable. The trustee of the Plan will be directed to pay all liabilities and expenses of the Plan and to distribute the assets of the Plan to the participants in accordance with the terms of the Plan. In no event may the assets of the Plan revert to the Company.


(2)  SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES
     ------------------------------------------

Description and Valuation of Investments
- ----------------------------------------

In October 1992, the Company's Board of Directors adopted a resolution approving the retention of The Consulting Group, a division of Smith Barney Shearson Company, (formerly Shearson Lehman Brothers, Inc.) as advisor to the Plan. Subsequently, four new investment managers were selected to manage new equity, balanced, income and money market fund alternatives. In connection with this change, SBS Trust Company, a division of Smith Barney Shearson Company, became trustee of the Plan, effective July 1, 1993, in place of Merrill Lynch Trust Company.

Investment funds available to the participants include (1) an equity fund (managed by Provident Investment Council) which invests primarily in equity securities with emphasis on capital appreciation; (2) a balanced fund (managed by Value Line Asset Management) which invests in both common stocks and higher quality fixed-income securities with equal emphasis on current income and capital appreciation; (3) an income fund (managed by Howe & Rusling Investment Management) which invests in high quality debt securities with emphasis on current income; (4) a money market fund (managed by Boston Safe Deposit and Trust Company), which invests in short-term U.S. Government Securities with emphasis on current income to the extent consistent with preservation of capital; and (5) the Company stock fund.

Plan investments are held by SBS Trust Company under a trust agreement effective July 1, 1993. Investments in securities (summarized on Schedule A) are valued at their quoted market prices.


Income Tax Status
- -----------------

The Internal Revenue Service has notified the Plan, by letter dated November 8, 1990, that the Plan as amended is qualified under Section 401(a) of the Internal Revenue Code. Therefore, in management's opinion, the Plan is exempt from Federal and state income taxes. Accordingly, no income taxes have been provided for in the accompanying financial statements.

Distributions Due to Terminated Participants
- --------------------------------------------

Account balances for participants that have terminated but have yet to be paid as of the end of the year have been included in the net assets available for plan benefits. These amounts will be presented as distributions in the statement of changes in net assets available for plan benefits when actually paid. At December 31, 1994 and 1993, such amounts totalled $410,856 and $266,111, respectively.


(3)  ADMINISTRATIVE EXPENSES
     -----------------------

The Plan's administrative expenses are paid by the Company. These expenses include, but are not limited to, trustee, legal and accounting fees.


(4)  PARTY-IN-INTEREST AND REPORTABLE TRANSACTIONS
     ---------------------------------------------

No prohibited transactions with "parties-in-interest", as defined under ERISA, occurred during 1994.

Five-percent reportable transactions, as defined under ERISA, which occurred during 1994 are summarized on Schedule B.

CHART HOUSE ENTERPRISES, INC. 401(k) PLAN                         SCHEDULE A
Item 27A - Schedule of Assets Held for Investment Purposes
As of December 31, 1994



EQUITY ACCOUNT
(MANAGED BY PROVIDENT INVESTMENT COUNCIL)       Units                  Market
Asset Description                               Held       Cost        Value
- -----------------                              -------    --------    --------
SHORT TERM INVESTMENTS
Reserve Deposit Acct. (RDA VI)                 186,584    $186,584    $187,865

EQUITIES AND CONVERTIBLES
American Intl Group Inc.                            70       6,151       6,860
Federal Home Ln Mtg Corp. - Common                 145       7,954       7,323
Federal Natl Mtg Assn                              470      39,359      34,251
First Financial Mgmt Corp.                         290      16,138      17,871
MBNA Corp.                                       1,265      27,071      29,569
Mercury Fin Co.                                    560       8,829       7,280
Cardinal Health Inc.                               190       7,776       8,811
Humana Inc.                                        370       7,346       8,371
Medtronic Inc.                                     205      10,724      11,403
Oxford Health Plans Inc.                            85       5,671       6,736
Sun Healthcare Group Inc.                          240       5,585       6,090
United Healthcare Corp.                          1,005      38,626      45,351
Coca Cola Co.                                      230      11,126      11,845
Gillette Co.                                       190      12,142      14,226
Airtouch Communications Inc.                       400      10,384      11,650
Captial Cities ABC Inc.                            490      36,152      41,773
Carnival Corp. Cl A                                500      11,693      10,625
First Data Corp.                                   650      27,053      30,794
General Instr Corp. New                            200       5,192       6,000
Home Depot Inc.                                  1,140      48,450      52,440
Hospitality Franchise Sys Inc.                     190       5,605       5,035
Lowes Cos Inc.                                     395      14,024      13,726
Manpower Inc. Wis                                  215       5,693       6,047
Office Depot Inc.                                  860      19,593      20,237
Sunbeam-Oster Inc.                                 235       5,745       6,051
Talbots Inc.                                       225       7,791       7,031
Toys R Us Inc.                                     155       5,735       4,747
U.S. Healthcare Inc.                             1,075      38,387      44,344
Wal Mart Stores Inc.                             1,470      39,235      31,238
Harley Davidson                                    300       7,732       8,400
Enron Corp.                                      1,165      39,243      35,533
Pittston Services Group                            335       9,548       8,794
Analog Devices Inc.                                180       5,490       6,323
Applied Matls Inc.                                 300      15,952      12,675
Automatic Data Processing Inc.                     285      13,952      16,673
Compaq Computer Corp.                              310      10,770      12,245

CHART HOUSE ENTERPRISES, INC. 401(k) PLAN                 SCHEDULE A (Continued)
Item 27A - Schedule of Assets Held for Investment Purposes
As of December 31, 1994


EQUITY ACCOUNT - CONTINUED
(MANAGED BY PROVIDENT INVESTMENT COUNCIL)             Units                   Market
Asset Description                                     Held       Cost         Value
- -----------------                                     -----   ----------    ----------
Computer Sciences Corp.                                 160        6,870         8,160
Danka Business Sys Plc Sponsored ADR                    340        7,543         7,353
Hewlett Packard Co.                                     245       22,409        24,469
Microsoft Corp.                                         810       34,027        49,511
Motorola Inc.                                           980       43,835        56,840
Oracle Sys Corp.                                        690       18,636        30,446
Sensormatic Electronics Corp.                           485       17,036        17,460
Grupo Tribasa S A DE C V Sponsored ADR                  150        4,918         2,494
Browning Ferris Industries Inc.                         125        3,648         3,547
Compuware Corp.                                         120        5,744         4,320
ALC Communications Corp. New                            205        6,867         6,381
Ericsson L M Tel Co. ADR Cl B SEK 10                    605       29,487        33,350
Hong Kong Telecommunications Ltd - Sponsored ADR        475        6,960         9,084
MCI Communications Corp.                                280        6,353         5,145
Autozone Inc.                                         1,100       29,823        26,675
Cabletron System Inc.                                   162        8,352         7,533
First USA Inc.                                          480       17,877        15,780
GFC Financial Corp.                                     250        9,035         7,937
Kohls Corp.                                             190        9,120         7,552
Loewen Group Inc.                                       455       10,885        12,057
MGIC Investment Corp. Wis                               390       11,189        12,918
                                                              ----------    ----------

TOTAL EQUITY ACCOUNT                                          $1,085,115    $1,145,245
                                                              ==========    ==========

CHART HOUSE ENTERPRISES, INC. 401(k) PLAN                 SCHEDULE A (Continued)
Item 27A - Schedule of Assets Held for Investment Purposes
As of December 31, 1994


BALANCED ACCOUNT
(MANAGED BY VALUE LINE ASSET MANAGEMENT)                                        Units                    Market
Asset Description                                                               Held         Cost        Value
- -----------------                                                              -------    ----------    --------
SHORT-TERM INVESTMENTS
Reserve Deposit Acct. (RDA VI)                                                 131,803    $  131,803    $138,768

GOVERNMENT
United States Treasury Notes                                                   200,000       200,937     197,124
(8/2/93 4 1/4% 7/31/1995)
United States Treasury Bonds                                                   100,000        96,344      92,312
(8/15/92 7 1/4% 8/15/2022)

EQUITIES AND CONVERTIBLES
Abbott Labs                                                                        500        14,688      16,313
Manor Care Inc.                                                                    500        13,113      13,688
Hudson Foods Inc.                                                                  700        11,200      17,587
Sherwin Williams Co.                                                               300        10,763      10,013
Capital Cities ABC Inc.                                                            200        16,275      17,050
Home Depot Inc.                                                                    300        13,650      13,800
La Quinta Inns Inc.                                                                700        14,525      14,962
Media Gen. Inc.                                                                    500        14,463      14,188
Mirage Resorts Inc.                                                              1,000        19,225      20,500
Safeway Inc.                                                                       600        14,475      19,125
Walgreen Co.                                                                       300        12,588      13,088
Newell Co.                                                                         600        13,725      12,600
Halliburton Co.                                                                    500        17,275      16,563
Pogo Producing Co.                                                               1,000        19,362      17,750
Sonat Inc.                                                                         500        15,388      14,000
Wainoco Oil Corp.                                                                3,000        14,250      14,250
Delta Air Lines Inc.                                                               400        18,825      20,200
Adobe Systems Inc.                                                                 600        20,875      17,850
BMC Software Inc.                                                                  300        19,500      17,063
Hewlett Packard Co.                                                                100         8,625       9,987
International Business Machines Corp.                                              200        14,175      14,700
Molex Inc.                                                                         312        10,546      10,764
Oracle System Corp.                                                                500        21,000      22,062
Park Electrochemical Corp.                                                         500        15,812      14,875
Sun Microsystems Inc.                                                              600        19,825      21,300
First Miss Corp.                                                                   700        10,762      17,500
General Binding Corp.                                                              800        16,437      15,600
Praxair Inc.                                                                     1,500        32,075      30,750
Sealed Air Corp.                                                                   300         8,962      10,875

CHART HOUSE ENTERPRISES, INC. 401(k) PLAN                 SCHEDULE A (Continued)
Item 27A - Schedule of Assets Held for Investment Purposes
As of December 31, 1994


BALANCED ACCOUNT
(MANAGED BY VALUE LINE ASSET MANAGEMENT)                                         Units                     Market
Asset Description                                                                Held         Cost         Value
- -----------------                                                              -------    ----------     ---------
Texas Inds. Inc.                                                                   300        10,612        10,575
Worthington Inds. Inc.                                                             700        15,550        14,000
Black & Decker Corp.                                                               800        19,775        19,000
CTS Corp.                                                                          600        17,912        16,650
Fedders Corp.                                                                    2,500        13,625        17,812
Fedders Corp. (Cl A Non Vtg)                                                     1,250         6,812         6,562
Fluor Corp.                                                                        300        16,075        12,937
Idex Corp.                                                                         400        15,225        16,900
Premark International Inc.                                                         400        16,812        17,900

TOTAL BALANCED ACCOUNT                                                                    $1,013,866    $1,029,543
                                                                                          ==========    ==========

CHART HOUSE ENTERPRISES, INC. 401(k) PLAN                SCHEDULE A (Continued)
Item 27A - Schedule of Assets Held for Investment Purposes
As of December 31, 1994



INCOME ACCOUNT
(MANAGED BY HOWE & RUSLING INVESTMENT
MANAGEMENT)                                             Units                  Market
Asset Description                                       Held        Cost       Value
- -----------------                                      -------    --------    --------
SHORT-TERM INVESTMENTS
Reserve Deposit Acct. (RDA VI)                          17,651    $ 17,651    $ 26,932

GOVERNMENT
United States Treasury Notes                            25,000      26,523      24,480
(6 1/2% 11/30/96)
United States Treasury Notes                            75,000      82,008      73,453
(7 1/8% 10/15/98)
United States Treasury Notes                           100,000     113,687     100,250
(7 7/8% 11/15/99)
United States Treasury Notes                            25,000      26,539      26,149
(8 7/8% 5/15/2000)
United States Treasury Notes                            50,000      52,680      49,086
(7 1/2% 11/15/2001)
United States Treasury Bonds                           100,000     123,844     110,906
(9 3/8% 2/15/2006)
United States Treasury Notes                            35,000      32,186      30,521
(5 7/8% 2/15/2004)

CORPORATE
CIT Group Hlgds Inc. Note (8 3/4% 4/15/98)              20,000      22,585      20,228
ITT Finl. Corp. Deb (8 1/8% 11/15/98)                   25,000      27,670      24,741
Xerox Cr Corp Note (10% 4/01/99)                        25,000      29,947      26,297
Philip Morris Co. Inc. Notes (7 1/8% 12/01/99)          25,000      26,403      23,665
Bear Stearns Cos Inc. Sr Note (9 3/8% 6/01/2001)        25,000      29,459      25,697
Ford Motor Co. Del (9% 9/15/2001)                       10,000      11,904      10,204
                                                                  --------    --------

TOTAL INCOME ACCOUNT                                              $623,086    $572,609
                                                                  ========    ========

CHART HOUSE ENTERPRISES, INC. 401(k) PLAN                 SCHEDULE A (Continued)
Item 27A - Schedule of Assets Held for Investment Purposes
As of December 31, 1994


MONEY MARKET ACCOUNT
(MANAGED BY BOSTON SAFE DEPOSIT & TRUST CO.)                      Units                    Market
Asset Description                                                 Held        Cost         Value
- -----------------                                                -------    ----------   ----------
Reserve Deposit Acct. (RDA VI)                                       279           279          313
Employee Benefit Deposit Acct. (EBDA)                            934,207    $  934,207   $  936,863
                                                                            ----------   ----------

TOTAL MONEY MARKET ACCOUNT                                                  $  934,486   $  937,176
                                                                            ==========   ==========

COMPANY STOCK ACCOUNT
                                                                  Units                    Market
Asset Description                                                 Held        Cost         Value
- -----------------                                                -------    ----------   ----------
SHORT-TERM INVESTMENTS
Reserve Deposit Acct. (RDA VI)                                    28,187    $   28,187   $   28,292

EQUITIES AND CONVERTIBLES
Chart House Enterprises, Inc.                                    220,933     1,877,544    2,071,247
                                                                            ----------   ----------

TOTAL COMPANY STOCK ACCOUNT                                                 $1,905,731   $2,099,539
                                                                            ==========   ==========

TOTAL INVESTMENTS HELD                                                      $5,562,284   $5,784,112
                                                                            ==========   ==========

CHART HOUSE ENTERPRISES, INC. 401(k) PLAN                            SCHEDULE B
Item 27D - Schedule of Reportable Transactions
For the Year Ended December 31, 1994



SERIES OF TRANSACTIONS
- ----------------------
                                                    Number in Series       Dollar Value Of
  Identity of                                       -----------------   -----------------------                 Net Gain
Party Involved          Asset Description           Purchases   Sales   Purchases      Sales       Cost (a)      (Loss)
- ---------------------   ------------------------    ---------   -----   ----------   ----------   ----------    ---------
Chart House
 Enterprises, Inc.      Common Stock                     13        6    $  639,688   $  203,461   $  148,159      $55,301

SBS Trust Co.           Reserve Deposit Account
                        (RDA VI)                        379      256     2,916,834    2,897,802    2,897,802            -

SBS Trust Co.           Employee Benefit Deposit
                        Account (EBDA)                   81       42       321,582      251,113      251,113            -

(a)  Cost was equal to market value on transaction date.

                   CONSENT OF INDEPENDENT PUBLIC ACCOUNTANTS
                   -----------------------------------------


     As independent public accountants, we hereby consent to the incorporation of our report included in this Annual Report on Form 11-K for the Chart House Enterprises, Inc. 401(k) Plan into the Chart House Enterprises Inc.'s previously filed Registration Statement File No. 33-34947 for the Plan.



                                         ARTHUR ANDERSEN LLP


San Diego, California
June 16, 1995